Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rally Software Development Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-187889 and 333-195222) on Form S-8 of Rally Software Development Corp. of our report dated April 7, 2015, with respect to the consolidated balance sheets of Rally Software Development Corp. as of January 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, common stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2015, which report appears in the January 31, 2015 annual report on Form 10-K of Rally Software Development Corp.

/s/ KPMG LLP

Boulder, Colorado
April 7, 2015